UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2006

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

26 April 2006
Number 08/06

 BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 31 MARCH 2006

BHP Billiton today released its production report for the quarter ended 31 March 2006. Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share.

  Record year to date production of nickel, copper, natural gas and aluminium was achieved, up 122%, 25%, 6% and 1% respectively.
  Record year to date production was achieved at Hillside (South Africa), Escondida (Chile) and Cerrejon Coal (Colombia).
  Quarterly production records were achieved at Cerrejon Coal, and for oil at Angostura (Trinidad & Tobago) and gas at Zamzama (Pakistan).
  Petroleum, iron ore and nickel operations based in Western Australia were disrupted by cyclone activity and continuing wet weather. Ingwe (South Africa) was also impacted by higher than average rainfall.

	MAR	MAR	MAR YTD 06	MAR Q06	MAR Q06
	2006	2006	vs	vs	vs
PETROLEUM	YTD	QTR	MAR YTD 05	MAR Q05	DEC Q05
Crude Oil & Condensate ('000 bbl)	34,320	10,886	-7%	-12%	-3%
Natural Gas (bcf)	261.85	77.85	6%	-5%	-10%
Total Petroleum Products (million boe)	85.32	26.01	-1%	-9%	-7%

Total Petroleum Products - Total production for the year to date March 2006 of 85.3 million barrels of oil equivalent was in line with the nine months to March 2005.

March 2006 quarterly production was lower than the comparative periods primarily as a result of lost production from the Typhoon/Boris facility (USA) due to hurricane damage sustained in the September 2005 quarter, natural field decline and lower gas demand at Bass Strait (Australia), well and weather related downtime in North West Shelf and Griffin (both Australia) and the sale of our interest in Laminaria (Australia) in January 2005. This was partly offset by increased production from Angostura (Trinidad & Tobago) and Mad Dog (USA), all commissioned in January 2005, and ROD (Algeria), commissioned in October 2004.

Crude Oil and Condensate - March 2006 year to date and quarterly production was lower than the March 2005 comparative periods. Lost production from the Typhoon/Boris facility, well and weather related downtime at North West Shelf and Griffin, natural field decline at Bass Strait, and the sale of Laminaria all had a negative impact on production. This was partially offset by ramp up of production at ROD, Mad Dog and Angostura.

Natural Gas - Record production for the nine months to March 2006 was primarily due to the commissioning of Minerva in January 2005.

March 2006 quarterly production was lower than the March 2005 quarter reflecting lower demand for Bass Strait and Minerva gas and lost production from the Typhoon/Boris facility.

Production for the March 2006 quarter was lower than the December 2005 quarter as a result of weather related downtime at North West Shelf and equipment downtime at Liverpool Bay (UK), in addition to lower demand for Bass Strait and Minerva gas.

	MAR	MAR	MAR YTD 06	MAR Q06	MAR Q06
	2006	2006	vs	vs	vs
ALUMINIUM	YTD	QTR	MAR YTD 05	MAR Q05	DEC Q05
Alumina ('000 tonnes)	3,115	1,075	0%	-2%	6%
Aluminium ('000 tonnes)	1,018	340	1%	2%	-1%

Alumina - Production on a year to date basis was in line with the comparative period. March 2006 quarterly production increased compared to the December 2005 quarter primarily as a result of Worsley recovering from gas supply curtailments in the previous quarter.

Aluminium - Production for the nine months and quarter ended March 2006 was in line with all comparative periods.

	MAR	MAR	MAR YTD 06	MAR Q06	MAR Q06
	2006	2006	vs	vs	vs
BASE METALS	YTD	QTR	MAR YTD 05	MAR Q05	DEC Q05
Copper ('000 tonnes)	956.4	319.1	25%	28%	-3%
Silver ('000 ounces)	36,883	11,655	-3%	-17%	-16%
Lead (tonnes)	210,814	68,754	-3%	-15%	-11%
Zinc (tonnes)	81,494	28,419	6%	-12%	19%
Uranium Oxide Concentrate (tonnes)	3,071	913	n/a	n/a	-15%

Copper - Production for the nine months ended March 2006 was a record 956,400 tonnes, 25% higher than the March 2005 comparative period, reflecting year to date record performance at Escondida (Chile) and inclusion of a full nine months of production from Olympic Dam (Australia).

March 2006 quarterly production was marginally lower than the December 2005 quarter as a result of lower head grade and throughput at Olympic Dam and Escondida, partially offset by Cerro Colorado (Chile) operating at full capacity for the quarter having fully recovered from the earthquake in June 2005.

Silver - Production was lower on a year to date basis primarily as a result of lower head grade of ore mined at Cannington (Australia) in the nine months to March 2006. March 2006 quarterly production was lower than the previous period as a result of lower head grade and increased planned maintenance activity at Cannington during the period.

Lead - Year to date production to March 2006 decreased against all comparative periods as a result of lower head grade and increased planned maintenance activity at Cannington during the March 2006 quarter.

Zinc - Production increased against the March 2005 year to date and December 2005 comparative periods due to higher grade at Cannington. This was partially offset by a lower proportion of zinc contained ore processed at Antamina over recent quarters resulting in a decline against the March 2005 quarter.

Uranium Oxide Concentrate - Production in the March 2006 quarter was lower than the December 2005 quarter as a result of lower grade and throughput at Olympic Dam.

	MAR	MAR	MAR YTD 06	MAR Q06	MAR Q06
	2006	2006	vs	vs	vs
CARBON STEEL MATERIALS	YTD	QTR	MAR YTD 05	MAR Q05	DEC Q05
Iron ore ('000 tonnes)	70,500	22,499	0%	-5%	-9%
Metallurgical Coal ('000 tonnes)	26,419	8,460	-5%	-5%	-6%
Manganese Ores ('000 tonnes)	3,891	1,226	-4%	-5%	-4%
Manganese Alloys ('000 tonnes)	477	173	-20%	-12%	5%

Iron Ore - March 2006 year to date production was in line with the comparative period.

Production decreased in the March 2006 quarter versus the March 2005 and December 2005 quarters following disruptions at Western Australian Iron Ore operations (Australia) due to cyclone activity, higher than usual rainfall in the Pilbara and maintenance work at Area C.

Metallurgical Coal - March 2006 year to date and quarterly production was lower than the March 2005 comparatives. This primarily reflects reduced production at Queensland Coal (Australia) due to the depletion of reserves at Riverside and longer than scheduled dragline outages at South Walker Creek and Saraji. This was partially offset by increased production at Goonyella and the continued ramp up of Dendrobium and Broadmeadow (all Australia), commissioned in April 2005 and August 2005 respectively.

Production for the March 2006 quarter was lower than the December 2005 quarter as a result of reduced production at Queensland Coal due to unplanned downtime at Broadmeadow, an extended longwall change at the Crinum mine and scheduled downtime at Norwich Park.

Shiploader 1 at Hay Point Coal Terminal became fully operational on 13 April following a fifteen week shutdown for repairs.

Manganese ore - Production for the March 2006 year to date and quarter was lower than all comparative periods as a result of lower market demand.

Manganese alloys - March 2006 year to date and quarterly production decreased compared to the March 2005 comparative periods primarily reflecting lower market demand.

March 2006 quarterly production was higher than the December 2005 quarter as full operational stability was restored following scheduled maintenance at Metalloys (South Africa) in the September 2005 quarter.

	MAR	MAR	MAR YTD 06	MAR Q06	MAR Q06
	2006	2006	vs	vs	vs
DIAMONDS & SPECIALTY PRODUCTS	YTD	QTR	MAR YTD 05	MAR Q05	DEC Q05
Diamonds ('000 carats)	1,978	512	-26%	-36%	-17%
Fertiliser ('000 tonnes)	720.0	222.5	n/a	n/a	-12%

Diamonds - Carat production decreased in the nine months to March 2006 reflecting the processing of lower grade ore at Ekati (Canada).

March 2006 quarterly production was lower than the December 2005 quarter due to the impact of planned changes to the mix of ore sources being processed.

Fertiliser - March 2006 quarterly production was lower than the December 2005 quarter as a result of unplanned maintenance.

	MAR	MAR	MAR YTD 06	MAR Q06	MAR Q06
	2006	2006	vs	vs	vs
ENERGY COAL	YTD	QTR	MAR YTD 05	MAR Q05	DEC Q05
Energy Coal ('000 tonnes)	63,969	18,672	-1%	-7%	-12%

Energy Coal - Production for the year to date March 2006 was in line with the nine months ended March 2005.

Production for the March 2006 quarter was lower than the comparative periods mainly as a result of significantly higher than average rainfall at Ingwe (South Africa) and a planned outage for a longwall move at San Juan Coal (USA).

	MAR	MAR	MAR YTD 06	MAR Q06	MAR Q06
	2006	2006	vs	vs	vs
STAINLESS STEEL MATERIALS	YTD	QTR	MAR YTD 05	MAR Q05	DEC Q05
Nickel ('000 tonnes)	133.3	40.2	122%	93%	-18%

Nickel - Record production for the year to date March 2006 primarily reflects inclusion of a full nine months of production from Nickel West (Australia).

Production for the March 2006 quarter was lower than the December 2005 quarter due to disruption of the Nickel West operations primarily as a result of cyclone activity and continued wet weather. This was partly offset by increased production at Yabulu (Australia) due to fewer expansion related activities.

****

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			YEAR TO DATE		% CHANGE
							MAR YTD 06	MAR Q06	MAR Q06
		MAR	DEC	MAR	MAR	MAR	vs	vs	vs
		2005	2005	2006	2006	2005	MAR YTD 05	MAR Q05	DEC Q05
PETROLEUM
Crude oil & condensate	('000 bbl)	12,345	11,200	10,886	34,320	36,901	-7%	-12%	-3%
Natural gas	(bcf)	82.35	86.35	77.85	261.85	246.89	6%	-5%	-10%
LPG	('000 tonnes)	199.29	190.59	175.26	600.09	646.39	-7%	-12%	-8%
Ethane	('000 tonnes)	23.61	24.72	22.25	74.99	78.56	-5%	-6%	-10%
Total Petroleum Products	(million boe)	28.49	27.93	26.01	85.32	85.90	-1%	-9%	-7%

ALUMINIUM
Alumina	('000 tonnes)	1,092	1,012	1,075	3,115	3,128	0%	-2%	6%
Aluminium	('000 tonnes)	332	344	340	1,018	1,009	1%	2%	-1%

BASE METALS
Copper	('000 tonnes)	249.6	328.4	319.1	956.4	764.2	25%	28%	-3%
Lead	(tonnes)	80,899	77,187	68,754	210,814	217,318	-3%	-15%	-11%
Zinc	(tonnes)	32,388	23,928	28,419	81,494	77,156	6%	-12%	19%
Gold	(ounces)	32,152	54,700	52,095	160,461	93,531	72%	62%	-5%
Silver	('000 ounces)	14,044	13,866	11,655	36,883	38,166	-3%	-17%	-16%
Uranium oxide concentrate	(tonnes)	-	1,070	913	3,071	-	-	-	-15%
Molybdenum	(tonnes)	431	772	632	1,977	1,314	50%	47%	-18%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	23,762	24,610	22,499	70,500	70,728	0%	-5%	-9%
Metallurgical coal	('000 tonnes)	8,883	8,973	8,460	26,419	27,733	-5%	-5%	-6%
Manganese ores	('000 tonnes)	1,297	1,278	1,226	3,891	4,037	-4%	-5%	-4%
Manganese alloys	('000 tonnes)	197	165	173	477	599	-20%	-12%	5%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	802	614	512	1,978	2,660	-26%	-36%	-17%
Fertiliser	('000 tonnes)	-	252.6	222.5	720.0	-	-	-	-12%

ENERGY COAL
Energy coal	('000 tonnes)	20,079	21,287	18,672	63,969	64,713	-1%	-7%	-12%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	20.8	49.0	40.2	133.3	60.1	122%	93%	-18%
Ferrochrome	('000 tonnes)	240	-	-	-	776	-	-	-

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
							YEAR TO DATE
	BHP Billiton	MARCH	JUNE	SEPT	DEC	MARCH	MAR	MAR
	Interest	2005	2005	2005	2005	2006	2006	2005
PETROLEUM
Production
Crude oil & condensate	(000 bbl)	12,345	13,939	12,234	11,200	10,886	34,320	36,901
Natural gas	(bcf)	82.35	98.79	97.65	86.35	77.85	261.85	246.89
LPG	('000 tonnes)	199.29	213.71	234.24	190.59	175.26	600.09	646.39
Ethane	('000 tonnes)	23.61	22.97	28.02	24.72	22.25	74.99	78.56
Total Petroleum Products	(million boe)	28.49	33.13	31.38	27.93	26.01	85.32	85.90

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	746	718	689	663	717	2,069	2,095
Suriname	45%	220	209	227	219	228	674	665
Alumar	36%	126	127	112	130	130	372	368
Total		1,092	1,054	1,028	1,012	1,075	3,115	3,128

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	169	172	172	177	174	523	513
Bayside	100%	45	29	41	46	46	133	137
Alumar	46.3%	43	44	45	45	44	134	132
Valesul	45.5%	10	11	11	10	11	32	32
Mozal	47%	65	65	65	66	65	196	195
Total		332	321	334	344	340	1,018	1,009

BASE METALS (a)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida	57.5%	135.4	154.0	168.6	169.0	168.2	505.8	424.2
Antamina	33.8%	29.9	29.9	27.9	34.3	32.9	95.1	93.2
Tintaya (b)	100%	20.7	15.3	17.3	18.1	16.2	51.6	57.4
Total		186.0	199.2	213.8	221.4	217.3	652.5	574.8

Cathode ('000 tonnes)
Escondida	57.5%	21.8	21.4	19.6	20.0	15.4	55.0	65.9
Cerro Colorado (c)	100%	29.8	24.6	14.5	21.5	28.1	64.1	88.5
Tintaya (b)	100%	9.6	6.4	9.7	9.9	9.1	28.7	28.0
Pinto Valley	100%	2.4	2.1	2.2	2.1	2.1	6.4	7.0
Olympic Dam (d)	100%	-	16.1	49.1	53.5	47.1	149.7	-
Total		63.6	70.6	95.1	107.0	101.8	303.9	189.4

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	80,899	64,652	64,873	77,187	68,754	210,814	217,318
Total		80,899	64,652	64,873	77,187	68,754	210,814	217,318

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	15,241	12,676	14,188	18,780	20,885	53,853	40,164
Antamina	33.8%	17,147	15,528	14,959	5,148	7,534	27,641	36,992
Total		32,388	28,204	29,147	23,928	28,419	81,494	77,156

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	25,987	20,774	19,194	19,200	17,877	56,271	75,832
Tintaya (b)	100%	6,165	4,066	8,048	8,200	8,032	24,280	17,699
Olympic Dam (d) (refined gold)	100%	-	7,042	26,424	27,300	26,186	79,910	-
Total		32,152	31,882	53,666	54,700	52,095	160,461	93,531

SILVER
Payable metal in concentrate ('000 ounces)
Escondida	57.5%	650	658	795	945	714	2,454	1,893
Antamina	33.8%	830	749	642	859	865	2,366	2,025
Tintaya (b)	100%	181	129	167	168	138	473	501
Cannington	100%	12,383	10,283	9,579	11,672	9,693	30,944	33,747
Olympic Dam (d) (refined silver)	100%	-	62	179	222	245	646	-
Total		14,044	11,881	11,362	13,866	11,655	36,883	38,166

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam (d)	100%	-	415	1,088	1,070	913	3,071	-
Total		-	415	1,088	1,070	913	3,071	-

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	431	492	573	772	632	1,977	1,314
Total		431	492	573	772	632	1,977	1,314

CARBON STEEL MATERIALS
IRON ORE (e)
Production ('000 tonnes)
Mt Newman Joint Venture	85%	6,475	6,493	6,234	6,166	5,884	18,284	19,243
Goldsworthy Joint Venture	85%	1,017	1,593	1,393	1,669	1,371	4,433	3,092
Area C Joint Venture	85%	4,451	4,813	4,286	4,969	3,332	12,587	11,799
Yandi Joint Venture	85%	8,713	8,943	8,409	8,372	8,561	25,342	26,718
Jimblebar (f)	85%	1,283	1,324	1,188	1,569	1,549	4,306	4,085
Samarco	50%	1,823	1,896	1,881	1,865	1,802	5,548	5,791
Total		23,762	25,062	23,391	24,610	22,499	70,500	70,728

METALLURGICAL COAL (g)
Production ('000 tonnes)
BMA	50%	5,959	7,021	6,693	6,441	5,972	19,106	18,374
BHP Mitsui Coal (h)	80%	1,205	882	726	710	763	2,199	4,775
Illawarra	100%	1,719	1,667	1,567	1,822	1,725	5,114	4,584
Total		8,883	9,570	8,986	8,973	8,460	26,419	27,733

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (i)	60%	606	631	566	529	532	1,627	1,877
Australia (i)	60%	691	787	821	749	694	2,264	2,160
Total		1,297	1,418	1,387	1,278	1,226	3,891	4,037

Refer footnotes on page 4.

CARBON STEEL MATERIALS (cont'd)
MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (i)	60%	137	98	79	105	119	303	394
Australia (i)	60%	60	58	60	60	54	174	205
Total		197	156	139	165	173	477	599

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	802	957	852	614	512	1,978	2,660

FERTILISER
Production ('000 tonnes)
Southern Cross Fertiliser Operations (j)	100%	-	73.9	244.9	252.6	222.5	720.0	-

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	12,769	13,548	14,549	12,940	11,605	39,094	41,102
USA	100%	3,169	4,128	4,561	4,065	2,829	11,455	10,799
Australia	100%	2,258	2,823	2,568	2,045	1,897	6,510	7,042
Colombia	33%	1,883	2,204	2,332	2,237	2,341	6,910	5,770
Total		20,079	22,703	24,010	21,287	18,672	63,969	64,713

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	13.3	13.7	12.8	13.0	12.9	38.7	37.6
Yabulu	100%	7.5	8.9	6.1	5.9	7.0	19.0	22.5
Nickel West (k)	100%	-	9.2	25.2	30.1	20.3	75.6	-
Total		20.8	31.8	44.1	49.0	40.2	133.3	60.1

FERROCHROME
Saleable production ('000 tonnes)
South Africa (i) (l)	60%	240	178	-	-	-	-	776

(a) Metal production is reported on the basis of payable metal.
(b) Production at Tintaya was temporarily suspended on May 25, 2005 following civil unrest in the Espinar region.
Production recommenced on June 20, 2005.
(c) Production at Cerro Colorado was temporarily suspended on June 14, 2005 following an earthquake. Production recommenced on June 30, 2005.
(d) BHP Billiton acquired Olympic Dam with the acquisition of WMC. Production data is shown from June 1, 2005.
(e) Iron ore production is reported on a wet tonnes basis.
(f) Jimblebar production restated on a saleable production basis. BHP Billiton interest in saleable production is 85%.
(g) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(h) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(i) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(j) BHP Billiton acquired Southern Cross Fertiliser Operations (formerly Queensland Fertilizer Operations) with the acquisition of WMC.
Production data is shown from June 1, 2005.
(k) BHP Billiton acquired Nickel West with the acquisition of WMC. Production data is shown from June 1, 2005.
(l) BHP Billiton sold its interest in Samancor Chrome with effect from June 1, 2005.

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MARCH	JUNE	SEPT	DEC	MAR	MAR	MAR
	2005	2005	2005	2005	2006	2006	2005
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	3,754	3,921	3,720	3,584	3,414	10,718	12,815
Minerva (a)	21	33	34	26	18	78	21
North West Shelf - condensate	1,305	1,431	1,370	1,405	1,263	4,038	3,909
North West Shelf - Wanaea/Cossack	1,535	1,571	1,149	979	751	2,879	4,282
Laminaria (b)	84	-	-	-	-	-	1,153
Griffin	403	453	436	344	204	984	1,290
Pakistan	58	49	49	54	59	162	162
Typhoon/Boris (c)	907	672	306	21	-	327	3,658
Mad Dog (a)	251	562	440	604	549	1,593	251
Other Americas (d)	160	145	123	161	68	352	521
Angostura (a)	799	997	998	1,018	1,080	3,096	799
Liverpool Bay	1,289	1,625	1,160	1,161	1,278	3,599	4,491
Bruce/Keith	290	279	254	256	209	719	732
Ohanet	589	461	483	353	389	1,225	1,579
ROD (e)	900	1,740	1,712	1,234	1,604	4,550	1,238
Total	12,345	13,939	12,234	11,200	10,886	34,320	36,901

NATURAL GAS (billion cubic feet)
Bass Strait	20.71	31.98	35.93	21.12	18.26	75.31	83.76
Minerva (a)	6.63	9.79	10.30	8.14	5.78	24.22	6.63
North West Shelf - Domestic	3.64	3.98	3.97	3.81	3.55	11.33	10.65
North West Shelf - LNG	20.81	22.14	21.19	23.16	21.15	65.50	60.95
Griffin	0.54	0.70	0.56	0.41	0.12	1.09	1.93
Moranbah Coal Bed Methane (f)	1.07	1.64	1.65	1.73	1.75	5.13	1.60
Illawarra Coal Bed Methane (g)	1.39	1.10	1.12	1.60	1.50	4.22	4.38
Pakistan	8.88	7.25	7.32	8.40	8.52	24.24	24.44
Typhoon/Boris (c)	1.32	0.95	0.46	0.01	-	0.47	6.17
Mad Dog (a)	0.03	0.18	0.08	0.12	0.11	0.31	0.03
Other Americas	1.76	1.88	1.89	1.00	1.78	4.67	5.80
Bruce/Keith	7.22	6.90	5.81	6.28	6.52	18.61	16.87
Liverpool Bay	8.35	10.30	7.37	10.57	8.81	26.75	23.68
Total	82.35	98.79	97.65	86.35	77.85	261.85	246.89

LPG ('000 tonnes)
Bass Strait	108.56	128.50	143.55	108.47	99.96	351.98	382.11
North West Shelf	32.28	33.15	39.64	40.05	35.32	115.01	96.37
Bruce/Keith	17.85	16.53	13.73	15.21	8.12	37.06	43.43
Ohanet	40.60	35.53	37.32	26.86	31.86	96.04	124.48
Total	199.29	213.71	234.24	190.59	175.26	600.09	646.39

ETHANE ('000 tonnes)	23.61	22.97	28.02	24.72	22.25	74.99	78.56

TOTAL PETROLEUM PRODUCTS	28.49	33.13	31.38	27.93	26.01	85.32	85.90
(million barrels of oil equivalent) (h)

(a) Minerva, Mad Dog and Angostura commenced production in January 2005.
(b) BHP Billiton sold its interest in Laminaria with effect from January 14, 2005.
(c) Typhoon/Boris production was suspended in September 2005 following severe hurricane damage sustained to the Typhoon platform.
(d) BHP Billiton sold its interests in the Green Canyon 18 and 60 fields with effect from January 16, 2006.
(e) ROD commenced production in October 2004.
(f) Moranbah Coal Bed Methane commenced production in September 2004 and was first reported in December 2004.
(g) Illawarra Coal Bed Methane production was first reported in December 2004.
(h) Total barrels of oil equivalent (boe) conversions are based on the following:
6000 cf of natural gas equals 1 boe; 1 tonne of LPG equals 11.6 boe; 1 tonne of ethane equals 4.4667 boe.

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MARCH	JUNE	SEPT	DEC	MAR	MAR	MAR
	2005	2005	2005	2005	2006	2006	2005
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	746	718	689	663	717	2,069	2,095
Paranam, Suriname	220	209	227	219	228	674	665
Alumar, Brazil	126	127	112	130	130	372	368
Total	1,092	1,054	1,028	1,012	1,075	3,115	3,128

Sales
Worsley, Australia	734	774	584	710	709	2,003	2,082
Paranam, Suriname	210	221	203	249	213	665	670
Alumar, Brazil	118	146	107	121	130	358	378
Total (a)	1,062	1,141	894	1,080	1,052	3,026	3,130

ALUMINIUM
Production
Hillside, South Africa	169	172	172	177	174	523	513
Bayside, South Africa	45	29	41	46	46	133	137
Alumar, Brazil	43	44	45	45	44	134	132
Valesul, Brazil	10	11	11	10	11	32	32
Mozal, Mozambique	65	65	65	66	65	196	195
Total	332	321	334	344	340	1,018	1,009

Sales
Hillside, South Africa	153	185	168	175	162	505	497
Bayside, South Africa	39	45	34	43	40	117	125
Alumar, Brazil	43	46	42	44	48	134	130
Valesul, Brazil	11	10	11	12	10	33	34
Mozal, Mozambique	62	74	54	79	58	191	190
Total	308	360	309	353	318	980	976
Tolling Agreement (a)	24	25	23	22	22	67	69
	332	385	332	375	340	1,047	1,045

(a) Equity Alumina is converted into Aluminium under a third party tolling agreement. These tonnages were previously reported under third party trading and are now allocated to equity sales.

PRODUCTION AND SHIPMENT REPORT
							YEAR TO DATE
		MARCH	JUNE	SEPT	DEC	MAR	MAR	MAR
		2005	2005	2005	2005	2006	2006	2005
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	90,838	85,592	90,919	92,155	90,781	273,855	288,816
Sulphide ore milled (100%)	('000 tonnes)	19,913	21,725	22,255	22,161	21,843	66,259	61,476
Average copper grade	(%)	1.41%	1.51%	1.60%	1.58%	1.62%	1.60%	1.45%
Production ex Mill (100%)	('000 tonnes)	241.1	277.8	304.4	304.0	302.8	911.2	763.0

Production
Payable copper	('000 tonnes)	135.4	154.0	168.6	169.0	168.2	505.8	424.2
Payable gold concentrate	(fine ounces)	25,987	20,774	19,194	19,200	17,877	56,271	75,832
Copper cathode (EW)	('000 tonnes)	21.8	21.4	19.6	20.0	15.4	55.0	65.9
Payable silver concentrate	('000 ounces)	650	658	795	945	714	2,454	1,893

Sales
Payable copper	('000 tonnes)	137.1	146.0	169.4	160.7	184.4	514.5	425.4
Payable gold concentrate	(fine ounces)	27,882	19,816	19,294	18,145	20,159	57,598	78,076
Copper cathode (EW)	('000 tonnes)	18.6	26.8	19.3	19.4	16.7	55.4	64.0
Payable silver concentrate	('000 ounces)	712	631	803	892	802	2,497	1,984

Tintaya, Peru (a)
Material mined	('000 tonnes)	17,575	12,385	17,228	17,107	15,960	50,295	53,737
Sulphide Ore milled	('000 tonnes)	1,560	1,086	1,546	1,734	1,523	4,803	4,745
Average copper grade	(%)	1.56%	1.67%	1.33%	1.26%	1.26%	1.28%	1.44%

Production
Payable copper	('000 tonnes)	20.7	15.3	17.3	18.1	16.2	51.6	57.4
Payable gold concentrate	(fine ounces)	6,165	4,066	8,048	8,200	8,032	24,280	17,699
Copper cathode (EW)	('000 tonnes)	9.6	6.4	9.7	9.9	9.1	28.7	28.0
Payable silver concentrate	('000 ounces)	181	129	167	168	138	473	501

Sales
Payable copper	('000 tonnes)	23.3	17.2	17.0	19.4	15.1	51.5	54.9
Payable gold concentrate	(fine ounces)	7,593	7,073	6,783	8,376	8,016	23,175	17,303
Copper cathode (EW)	('000 tonnes)	9.2	8.2	10.3	9.8	8.3	28.4	27.7
Payable silver concentrate	('000 ounces)	193	160	161	207	127	495	491

(a) Production at Tintaya was temporarily suspended on May 25, 2005 following civil unrest in the Espinar region.
Production recommenced on June 20, 2005.

Cerro Colorado, Chile (a)
Material mined	('000 tonnes)	16,856	14,805	16,696	17,107	17,926	51,729	50,788
Ore milled	('000 tonnes)	3,865	3,144	3,344	4,348	4,266	11,958	12,460
Average copper grade	(%)	1.00%	0.83%	0.79%	0.90%	0.94%	0.88%	0.92%

Production
Copper cathode (EW)	('000 tonnes)	29.8	24.6	14.5	21.5	28.1	64.1	88.5

Sales
Copper cathode (EW)	('000 tonnes)	32.5	24.8	15.0	19.7	24.4	59.1	89.6

(a) Production at Cerro Colorado was temporarily suspended on June 14, 2005 following an earthquake.
Production recommenced on June 30, 2005.

Antamina, Peru
Material mined (100%)	('000 tonnes)	30,808	31,802	32,839	32,598	28,982	94,419	97,186
Sulphide ore milled (100%)	('000 tonnes)	7,072	7,557	7,367	8,349	7,549	23,265	23,168
Average head grades
- Copper	(%)	1.41%	1.35%	1.30%	1.36%	1.48%	1.38%	1.37%
- Zinc	(%)	1.16%	1.09%	1.04%	0.51%	0.62%	0.71%	0.87%

Production
Payable copper	('000 tonnes)	29.9	29.9	27.9	34.3	32.9	95.1	93.2
Payable zinc	(tonnes)	17,147	15,528	14,959	5,148	7,534	27,641	36,992
Payable silver	('000 ounces)	830	749	642	859	865	2,366	2,025
Payable molybdenum	(tonnes)	431	492	573	772	632	1,977	1,314

Sales
Payable copper	('000 tonnes)	30.0	28.7	30.7	35.5	30.5	96.7	94.3
Payable zinc	(tonnes)	18,293	15,066	13,203	7,894	9,634	30,731	36,095
Payable silver	('000 ounces)	718	769	669	813	750	2,232	1,974
Payable molybdenum	(tonnes)	592	587	538	751	697	1,986	1,052

Cannington, Australia
Material mined	('000 tonnes)	885	880	910	887	799	2,596	2,556
Ore milled	('000 tonnes)	788	746	772	850	809	2,431	2,343
Average head grades
- Silver	(g/t)	571	482	453	493	431	460	525
- Lead	(%)	11.9%	9.8%	9.9%	10.8%	9.8%	10.2%	10.8%
- Zinc	(%)	3.5%	3.0%	3.3%	3.5%	4.0%	3.6%	3.2%

Production
Payable silver	('000 ounces)	12,383	10,283	9,579	11,672	9,693	30,944	33,747
Payable lead	(tonnes)	80,899	64,652	64,873	77,187	68,754	210,814	217,318
Payable zinc	(tonnes)	15,241	12,676	14,188	18,780	20,885	53,853	40,164

Sales
Payable silver	('000 ounces)	13,514	12,265	9,078	11,972	9,061	30,111	31,786
Payable lead	(tonnes)	88,237	76,680	59,942	79,474	63,112	202,528	208,296
Payable zinc	(tonnes)	18,628	13,415	10,676	16,814	17,508	44,998	39,944

Olympic Dam, Australia (a)
Material mined (b)	('000 tonnes)	-	855	2,007	2,145	2,065	6,217	-
Ore milled	('000 tonnes)	-	933	2,345	2,430	2,343	7,118	-
Average copper grade	(%)	-	2.15%	2.26%	2.32%	2.10%	2.23%	-
Average uranium grade	kg/t	-	0.60	0.64	0.65	0.60	0.63	-

Production
Copper cathode (ER)	('000 tonnes)	-	14.5	44.2	48.6	43.1	135.9	-
Copper cathode (EW)	('000 tonnes)	-	1.6	4.9	4.9	4.0	13.8	-
Uranium oxide concentrate	(tonnes)	-	415	1,088	1,070	913	3,071	-
Refined gold	(fine ounces)	-	7,042	26,424	27,300	26,186	79,910	-
Refined silver	('000 ounces)	-	62	179	222	245	646	-

Sales
Copper cathode (ER)	('000 tonnes)	-	16.2	47.5	44.9	44.1	136.5	-
Copper cathode (EW)	('000 tonnes)	-	1.1	5.2	5.8	4.2	15.2	-
Uranium oxide concentrate	(tonnes)	-	391	879	1,287	992	3,158	-
Refined gold	(fine ounces)	-	10,555	21,192	26,369	27,300	74,861	-
Refined silver	('000 ounces)	-	68	144	254	178	576	-

(a) BHP Billiton acquired Olympic Dam with the acquisition of WMC. Production data was first reported from June 1, 2005.
(b) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper cathode (EW)	('000 tonnes)	2.4	2.1	2.2	2.1	2.1	6.4	7.0

Sales
Copper cathode (EW)	('000 tonnes)	2.8	2.3	2.3	2.6	2.6	7.5	6.1

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MARCH	JUNE	SEPT	DEC	MAR	MAR	MAR
	2005	2005	2005	2005	2006	2006	2005
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	6,475	6,493	6,234	6,166	5,884	18,284	19,243
Goldsworthy Joint Venture	1,017	1,593	1,393	1,669	1,371	4,433	3,092
Area C Joint Venture	4,451	4,813	4,286	4,969	3,332	12,587	11,799
Yandi Joint Venture	8,713	8,943	8,409	8,372	8,561	25,342	26,718
Jimblebar (b)	1,283	1,324	1,188	1,569	1,549	4,306	4,085
Total (BHP Billiton share)	21,939	23,166	21,510	22,745	20,697	64,952	64,937
Total production (100%)	25,810	27,254	25,306	26,760	24,350	76,416	76,397

Sales
Lump	5,757	6,849	5,879	6,483	5,276	17,638	17,234
Fines	15,909	17,052	15,702	16,357	15,547	47,606	46,529
Total (BHP Billiton share)	21,666	23,901	21,581	22,840	20,823	65,244	63,763
Total shipments (100%)	25,489	28,119	25,389	26,871	24,498	76,758	75,015

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Jimblebar production restated on a saleable production basis. BHP Billiton interest in saleable production is 85%.

Samarco, Brazil
Production	1,823	1,896	1,881	1,865	1,802	5,548	5,791

Shipments	1,768	1,728	1,900	2,155	1,532	5,587	5,886

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,615	1,603	1,627	1,409	1,533	4,569	4,962
Goonyella	1,355	1,740	1,609	1,921	1,751	5,281	3,721
Peak Downs	842	1,322	1,250	1,186	1,095	3,531	3,204
Saraji	752	878	675	602	563	1,840	2,373
Norwich Park	664	836	759	678	550	1,987	2,044
Gregory Joint Venture	731	642	773	645	480	1,898	2,070
BMA total	5,959	7,021	6,693	6,441	5,972	19,106	18,374

BHP Mitsui Coal (b)
Riverside	480	43	-	-	-	-	2,341
South Walker Creek	725	839	726	710	763	2,199	2,434
BHP Mitsui Coal total	1,205	882	726	710	763	2,199	4,775
Queensland total	7,164	7,903	7,419	7,151	6,735	21,305	23,149

Shipments
Coking coal	5,440	5,705	4,869	4,987	5,032	14,888	16,429
Weak coking coal	1,609	1,619	1,207	1,366	1,342	3,915	4,996
Thermal coal	632	815	579	403	482	1,464	1,902
Total	7,681	8,139	6,655	6,756	6,856	20,267	23,327

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	1,719	1,667	1,567	1,822	1,725	5,114	4,584

Shipments
Coking coal	1,447	1,500	1,190	1,457	1,508	4,155	4,154
Thermal coal	93	27	383	103	313	799	319
Total	1,540	1,527	1,573	1,560	1,821	4,954	4,473

MANGANESE ORES
South Africa
Saleable production (a)	606	631	566	529	532	1,627	1,877

Australia
Saleable production (a)	691	787	821	749	694	2,264	2,160

MANGANESE ALLOYS
South Africa
Saleable production (a)	137	98	79	105	119	303	394

Australia
Saleable production (a)	60	58	60	60	54	174	205

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.

PRODUCTION AND SHIPMENT REPORT
							YEAR TO DATE
		MARCH	JUNE	SEPT	DEC	MAR	MAR	MAR
		2005	2005	2005	2005	2006	2006	2005
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Ore Processed (100%)	('000 tonnes)	1,101	1,216	1,158	962	995	3,115	3,379

Production	('000 carats)	802	957	852	614	512	1,978	2,660

FERTILISER
Southern Cross Fertiliser Operations, Australia (a)
Production (b)	('000 tonnes)	-	73.9	244.9	252.6	222.5	720.0	-

Sales (b)	('000 tonnes)	-	105.9	175.5	221.2	200.4	597.1	-

(a) BHP Billiton acquired Southern Cross Fertiliser Operations (formerly Queensland Fertilizer Operations) with the acquisition of WMC. Production data was first reported from June 1, 2005.
(b) Includes diammonium phosphate and monoammonium phosphate.

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MARCH	JUNE	SEPT	DEC	MAR	MAR	MAR
	2005	2005	2005	2005	2006	2006	2005
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	12,769	13,548	14,549	12,940	11,605	39,094	41,102

Sales
Export	5,082	5,094	5,436	6,273	5,658	17,367	15,383
Local utility	7,069	7,560	8,013	7,250	7,328	22,591	23,721
Inland	353	186	309	268	203	780	1,044
Total	12,504	12,840	13,758	13,791	13,189	40,738	40,148

New Mexico, USA
Production
Navajo Coal	2,008	2,389	2,238	2,252	2,305	6,795	5,856
San Juan Coal	1,161	1,739	2,323	1,813	524	4,660	4,943
Total	3,169	4,128	4,561	4,065	2,829	11,455	10,799

Sales - local utility	3,447	3,319	3,769	3,628	3,553	10,950	11,083

Hunter Valley, Australia
Production	2,258	2,823	2,568	2,045	1,897	6,510	7,042

Sales
Export	1,866	1,746	1,570	1,312	1,267	4,149	4,507
Inland	872	1,186	983	793	643	2,419	2,687
Total	2,738	2,932	2,553	2,105	1,910	6,568	7,194

Cerrejon Coal, Colombia
Production	1,883	2,204	2,332	2,237	2,341	6,910	5,770

Sales - export	1,927	2,338	2,170	2,087	2,116	6,373	6,047

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MARCH	JUNE	SEPT	DEC	MAR	MAR	MAR
	2005	2005	2005	2005	2006	2006	2005
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	13.3	13.7	12.8	13.0	12.9	38.7	37.6

Sales	13.4	12.8	11.1	14.2	12.4	37.7	37.3

Yabulu, Australia
Production
Nickel metal	7.5	8.9	6.1	5.9	7.0	19.0	22.5
Cobalt	0.5	0.4	0.3	0.2	0.3	0.8	1.4

Sales
Nickel metal	7.7	8.3	6.3	6.6	6.9	19.8	23.2
Cobalt	0.3	0.4	0.4	0.3	0.4	1.1	1.2

Nickel West, Australia (a)
Production
Nickel contained in finished matte	-	3.3	9.7	13.9	5.2	28.8	-
Nickel metal	-	5.9	15.5	16.2	15.1	46.8	-
Nickel production	-	9.2	25.2	30.1	20.3	75.6	-

Sales
Nickel contained in finished matte	-	3.5	7.6	14.3	8.8	30.7	-
Nickel metal	-	4.7	15.9	15.5	16.6	48.0	-
Nickel sales	-	8.2	23.5	29.8	25.4	78.7	-

(a) BHP Billiton acquired Nickel West with the acquisition of WMC. Production data was first reported from June 1, 2005.

FERROCHROME
South Africa (a)
Saleable production (b)	240	178	-	-	-	-	776

(a) BHP Billiton sold its interest in Samancor Chrome with effect from June 1, 2005.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 26 April 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary